Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the use in Post-Effective Amendment No. 3 to Registration Statement No. 333-119560 on Form S-1 of the JWH Global Trust of our report dated July 5, 2007 relating to our audits of the statements of financial condition, including the condensed schedules of investments, as of December 31, 2006 and 2005, and the related statements of operations, changes in unitholders’ capital for the two years in the periods then ended of JWH Global Trust, appearing in the Prospectus which is a part of such Registration Statement.

We also consent to the reference to our firm under the captions “Selected and Supplementary Financial Information” and “Lawyers; Accountants” in the Prospectus, which is part of this Registration Statement.

Dallas, Texas
July 25, 2007